UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

American Mold Guard Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

02756R102

 (CUSIP Number)

February 26, 2007

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 02756R102

1.	Names of Reporting Persons. Chester L.F. and Jacqueline M. Paulson as Joint Tenants I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 38,964

	6.	Shared Voting Power 636,144

	7.	Sole Dispositive Power 38,964

	8.	Shared Dispositive Power 636,144

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 675,108

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.88

12.	Type of Reporting Person IN

Chester L.F. and Jacqueline M. Paulson (together the "Paulsons") may be deemed to control Paulson Capital Corp. ("PLCC"), which wholly owns Paulson Investment Company, Inc. ("PICI"). The Paulsons control and are the sole and equal members of the Paulson Family LLC. ("LLC") which is a controlling shareholder of PLCC, which is the parent company for PICI.

SCHEDULE 13G
CUSIP No. 02756R102

1.	Names of Reporting Persons. Paulson Capital Corp. I.R.S. Identification Nos. of above persons (entities only). 93-0589534

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 516,144

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 516,144

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 516,144

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.08

12.	Type of Reporting Person BD and CO

Paulson Capital Corp. ("PLCC") wholly owns Paulson Investment Company, Inc. ("PICI"). PLCC is a corporation and PICI is a broker-dealer.

Item 1.

(a)	Name of Issuer

American Mold Guard Inc.

(b)	Address of Issuer's Principal Executive Offices

9272 Jeronimo Road, Suite 122
Irvine, CA 92618

Item 2.

(a)	Name of Person Filing

This statement is being filed jointly by each of the following persons purusant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Chester L.F. Paulson and Jacqueline M. Paulson, as joint tenants and each individually (together, the "Paulsons") who are each 50% members of the Paulson Family LLC. ("LLC"); and (ii) Paulson Capital Corporation ("PLCC"), an Oregon corporation, which directly wholly owns Paulson Investment Company, Inc. ("PICI"), an Oregon corporation. The Paulsons and PLCC are collectively referred to as the "Reporting Persons". The Reporting Persons schedule 13G Joint Filing Agreement is attached as Exhibit 1.

Information with respect to the Reporting Persons is given solely by such Reporting Persons, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person, except as otherwise provided in Rule 13d-1(k). By their signature on this statement, each of the Reporting Persons agree that this statement is filed on behalf of such Reporting Persons.

(b)	Address of Principal Business Office or, if none, Residence

The Paulsons, PLCC's, and PICI's principal business address is:

811 SW Naito Parkway, Suite 200
Portland, OR 97204

(c)	Citizenship

The Paulsons are citizens of the United States of America, and PLCC and PICI are organized under the laws of the United States of America.

(d)	Title of Class of Securities

Common Stock for American Mold Guard Inc.

(e)	CUSIP Number

02756R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Paulsons may be deemed to be the beneficial owners of a total of 675,108 shares of Issuer Common Stock. The precise owners of these shares is described more specifically in this paragraph. The Paulsons may be deemed to control Paulson Capital Corp. ("PLCC"), which wholly owns Paulson Investment Company, Inc. ("PICI"). The Paulsons control and are the sole and equal members of the Paulson Family LLC. ("LLC"). Through the LLC, the Paulsons indirectly own 40,000 shares of Issuer Common Stock and warrants exercisable into 80,000 shares of Issuer Common Stock. The Paulsons collectively own 0 shares of common stock. Chester Paulson directly owns 0 shares of Issuer Common Stock, and Underwriter Warrants exercisable into 38,964 shares of Issuer Common Stock. Jacqueline M. Paulson directly owns 0 shares of Issuer Common Stock. The Paulsons may be deemd to indirectly own 0 shares of Issuer Common Stock and Underwriter Warrants exercisable into 516,144 shares of Issuer Common Stock through PICI. PLCC directly owns 0 shares of Issuer Common Stock. Pursuant to SEC Rule 13d-4, the Paulsons expressly disclaim beneficial ownership of the Underwriter Warrants exercisable into 516,144 shares of Issuer Common Stock of which PICI is record owner.

(b)	Percent of class:

As of November 3, 2006, the Issuer had 4,605,092 shares of Issuer Common Stock issued and outstanding, as reported in their 10QSB filed November 13, 2006 (the "Issuer Outstanding Shares"). The Paulsons actual and deemed beneficial ownership of Issuer Common Stock represented approximately 12.88% of the Issuer Outstanding Shares. PLCC's indirect beneficial ownership of Issuer Common Stock represented approximately 10.08% of the Issuer Outstanding Shares.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

The Paulsons have sole power to vote or direct the vote of 38,964 shares. PLCC has sole power to vote or direct the vote of 0 shares.

(ii)	Shared power to vote or to direct the vote

The Paulsons have shared power to vote or direct the vote of 636,144 shares. PLCC has shared power to vote or direct the vote of 516,144 shares.

(iii)	Sole power to dispose or to direct the disposition of

The Paulsons have sole power to dispose or direct the disposition of 38,964 shares. PLCC has sole power to dispose or direct the disposition of 0 shares.

(iv)	Shared power to dispose or to direct the disposition of

The Paulsons have shared power to dispose or direct the disposition of 636,144 shares. PLCC has shared power to dispose or direct the disposition of 516,144 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 4(a)

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2007		Chester L.F. Paulson

	By:	/s/ Chester L.F. Paulson
Chester L.F. Paulson
	Title:	Individually

Jacqueline M. Paulson

	By:	/s/ Jacqueline M. Paulson
Jacqueline M. Paulson
	Title:	Individually

Paulson Capital Corp.

	By:	/s/ Chester L.F. Paulson
Chester L.F. Paulson
	Title:	Chairman of the Board